Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Cash Flow Summary	11
Performance at a Glance	2	Contractual Obligations	13
Business Unit Performance	4	Capital Structure and Credit Ratings	13
ITC	5	Capital Plan	14
UNS Energy	5	Business Risks	15
Central Hudson	6	Accounting Matters	15
FortisBC Energy	6	Financial Instruments	16
FortisAlberta	7	Long-Term Debt and Other	16
FortisBC Electric	7	Derivatives	16
Other Electric	8	Summary of Quarterly Results	16
Corporate and Other	8	Related-Party and Inter-Company Transactions	17
Non-U.S. GAAP Financial Measure	8	Outlook	17
Regulatory Matters	9	Forward-Looking Information	18
Financial Position	10	Glossary	19
Liquidity and Capital Resources	10	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1
Cash Flow Requirements	10

Dated July 31, 2025

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2024 Annual Financial Statements and the 2024 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 18. Further information about Fortis, including its Annual Information Form can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for the indicated Non-U.S. GAAP Financial Measure) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.38 and 1.37 for the quarters ended June 30, 2025 and 2024, respectively; (ii) average of 1.41 and 1.36 year-to-date June 30, 2025 and 2024, respectively; (iii) 1.36 and 1.37 as at June 30, 2025 and 2024, respectively; (iv) 1.44 as at December 31, 2024; and (v) 1.30 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 19.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2024 revenue of $12 billion and total assets of $73 billion as at June 30, 2025. The Corporation's 9,800 employees serve 3.5 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2024 Annual MD&A and Note 1 to the Interim Financial Statements.

1	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2025	2024	Variance	2025	2024	Variance
Revenue	2,815	2,670	145	6,153	5,788	365
Common Equity Earnings	384	331	53	883	790	93
Basic EPS ($)	0.76	0.67	0.09	1.76	1.60	0.16
Dividends paid per common share ($)	0.615	0.590	0.025	1.230	1.180	0.050
Weighted average number of common shares outstanding (# millions)	502.6	494.0	8.6	501.5	492.8	8.7
Operating Cash Flow	804	814	(10)	2,017	1,582	435
Capital Expenditures (1)	1,435	1,126	309	2,855	2,254	601
(1)See "Non-U.S. GAAP Financial Measure" on page 8

Revenue
The increase in revenue for the quarter was due to: (i) Rate Base growth; (ii) higher flow-through costs in customer rates; and (iii) the reset of revenue requirement at Central Hudson effective July 1, 2024. The higher U.S. dollar-to-Canadian dollar exchange rate also favourably impacted revenue in comparison to the second quarter of 2024.

The increase in revenue year to date was due to the factors discussed for the quarter, partially offset by lower wholesale sales revenue at UNS Energy, reflecting a reduction in wholesale electricity sales as well as lower pricing due to market conditions.

Earnings and EPS
Common Equity Earnings increased by $53 million in comparison to the second quarter of 2024. The increase in earnings was due to: (i) Rate Base growth across the utilities, including earnings associated with FortisBC Energy's investment in the Eagle Mountain Pipeline project; and (ii) higher earnings at Central Hudson due to the rebasing of costs and a higher allowed ROE effective July 1, 2024, and the timing of operating expenses in 2025. The higher U.S. dollar-to-Canadian dollar exchange rate also favourably impacted earnings year over year. The increase was partially offset by: (i) the timing of operating costs, the expiration of a regulatory incentive at the end of 2024 and a lower allowed ROE effective January 1, 2025 at FortisAlberta; and (ii) higher holding company finance costs.

Common Equity Earnings for the year-to-date period increased by $93 million in comparison to the same period in 2024. The increase was due to the same factors discussed for the quarter, partially offset by lower earnings at UNS Energy due to lower margin on wholesale sales and higher costs associated with Rate Base growth not yet reflected in customer rates.

In addition to the above-noted items impacting earnings, the change in basic EPS for the quarter and year-to-date periods reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

The changes in basic EPS for the quarter and year-to-date periods are illustrated in the following charts.

2	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
(1)    Includes UNS Energy and Central Hudson. Reflects higher earnings at Central Hudson due to Rate Base growth, as well as the rebasing of costs and a higher allowed ROE effective July 1, 2024. The timing of operating expenses in 2025, and a contribution to a customer benefit fund recorded in June 2024, also favourably impacted earnings at Central Hudson. Earnings for UNS Energy were consistent with the second quarter of 2024 as an increase in transmission revenue was offset by higher costs associated with Rate Base growth not yet reflected in customer rates
(2)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects Rate Base growth, including earnings associated with FortisBC Energy's investment in the Eagle Mountain Pipeline project, partially offset by the timing of operating costs, the expiration of the PBR efficiency carry over mechanism at the end of 2024, and a lower allowed ROE effective January 1, 2025 at FortisAlberta
(3)    Primarily reflects the timing of quarterly earnings at Newfoundland Power, as well as Rate Base growth and higher electricity sales
(4)    Reflects the timing of income tax recoveries and higher holding company finance costs, partially offset by mark-to-market gains on foreign exchange contracts
(5)    Reflects the change in the U.S. dollar-to-Canadian dollar exchange rate and the related revaluation of U.S. dollar denominated liabilities
(6)    Weighted average shares of 502.6 million in 2025 compared to 494.0 million in 2024

(1)    Includes UNS Energy and Central Hudson. Reflects higher earnings at Central Hudson due to Rate Base growth, as well as the rebasing of costs and a higher allowed ROE effective July 1, 2024, and a shift in the timing of revenue in comparison to the first half of 2024. The timing of operating expenses in 2025, and a contribution to a customer benefit fund recorded in June 2024, also favourably impacted earnings at Central Hudson. Earnings at UNS Energy were lower than the six-month period ended June 30, 2024 due to lower margin on wholesale sales and higher costs associated with Rate Base growth not yet reflected in customer rates, partially offset by higher transmission revenue
(2)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects higher earnings at FortisBC due to Rate Base growth including earnings associated with FortisBC Energy's investment in the Eagle Mountain Pipeline project. Also reflects lower earnings at FortisAlberta primarily due to the timing of operating costs, the expiration of the PBR efficiency carry-over mechanism at the end of 2024, and a lower allowed ROE effective January 1, 2025
(3)    Primarily reflects the timing of earnings at Newfoundland Power, as well as Rate Base growth and higher electricity sales
(4)    Reflects Rate Base growth, partially offset by an increase in non-recoverable stock-based compensation costs and higher holding company finance costs
(5)    Reflects the timing of income tax recoveries and higher holding company finance costs, partially offset by mark-to-market gains on foreign exchange contracts
(6)    Reflects the change in the U.S. dollar-to-Canadian dollar exchange rate and the related revaluation of U.S. dollar denominated liabilities
(7)    Weighted average shares of 501.5 million in 2025 compared to 492.8 million in 2024

3	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
Dividends and TSR
Fortis paid a dividend of $0.615 per common share in the second quarter of 2025, up 4.2% from $0.590 paid in the second quarter of 2024.

Fortis has increased its common share dividends for 51 consecutive years and is targeting annual dividend growth of approximately 4-6% through 2029. See "Outlook" on page 17.

Growth in dividends and the market price of the Corporation's common shares have yielded the following TSRs.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	27.0	8.9	10.5	10.2
(1)Annualized TSR per Bloomberg as at June 30, 2025

Operating Cash Flow
Operating Cash Flow for the quarter was comparable with the second quarter of 2024. The $10 million decrease was due primarily to the timing of changes in working capital balances and flow-through costs in customer rates, partially offset by higher cash earnings reflecting Rate Base growth and the implementation of the order on Central Hudson's 2024 general rate application effective July 1, 2024.

The $435 million increase in Operating Cash Flow for the year-to-date period was driven by: (i) higher cash earnings, discussed above; (ii) the timing of flow-through costs, largely due to changes in commodity and midstream costs at FortisBC Energy and transmission charges at FortisAlberta; (iii) deposits received related to construction costs to be incurred for the Eagle Mountain Pipeline project; and (iv) the higher U.S. dollar-to-Canadian dollar exchange rate. The increase was partially offset by higher interest payments.

Capital Expenditures
Capital Expenditures were approximately $2.9 billion year-to-date June 2025, representing 56% of the Corporation's annual $5.2 billion Capital Plan. Capital Expenditures were $0.6 billion higher compared to the first half of 2024, largely related to transmission projects at ITC as well as energy storage and transmission investments at UNS Energy.

Capital Expenditures is a Non-U.S. GAAP Financial Measure. Refer to "Non-U.S. GAAP Financial Measure" on page 8 and in the "Glossary" on page 19.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2025	2024	FX (1)	Other	2025	2024	FX (1)	Other
Regulated Utilities
ITC	143	139	1	3	293	277	10	6
UNS Energy	104	104	—	—	185	192	6	(13)
Central Hudson	25	5	—	20	90	42	2	46
FortisBC Energy	46	31	—	15	202	177	—	25
FortisAlberta	41	40	—	1	78	85	—	(7)
FortisBC Electric	21	20	—	1	42	40	—	2
Other Electric (2)	46	38	—	8	88	72	1	15
	426	377	1	48	978	885	19	74
Non-Regulated
Corporate and Other (3)	(42)	(46)	7	(3)	(95)	(95)	4	(4)
Common Equity Earnings	384	331	8	45	883	790	23	70
(1)    The reporting currency for each of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Fortis Belize is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. Certain corporate and non-regulated holding company transactions, included in the Corporate and Other segment, are denominated in U.S. dollars
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)    Consists of non-regulated holding company expenses, as well as long-term contracted generation assets in Belize

4	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

ITC	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2025	2024	FX	Other	2025	2024	FX	Other
Revenue (1)	614	556	6	52	1,245	1,106	41	98
Earnings (1)	143	139	1	3	293	277	10	6
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due to Rate Base growth, partially offset by an increase in non-recoverable stock-based compensation costs and higher holding company finance costs.

UNS Energy	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2025	2024	FX	Other	2025	2024	FX	Other
Retail electricity sales (GWh)	2,666	2,708	—	(42)	4,802	4,891	—	(89)
Wholesale electricity sales (GWh) (1)	1,028	1,386	—	(358)	2,185	3,190	—	(1,005)
Gas sales (PJ)	3	3	—	—	10	10	—	—
Revenue	694	710	5	(21)	1,374	1,465	53	(144)
Earnings	104	104	—	—	185	192	6	(13)
(1)    Primarily short-term wholesale sales
Sales
The decrease in retail electricity sales for the quarter and year-to-date periods was due primarily to lower average use associated with milder temperatures in comparison to the prior year.

The decrease in wholesale electricity sales for the quarter and year-to-date periods was driven by lower short-term wholesale sales reflecting unfavourable market conditions as well as outages at certain of the company’s generation facilities, resulting in lower generation levels. Revenue from short-term wholesale sales, which relate to contracts that are less than one-year in duration, is primarily credited to customers through the PPFAC mechanism and, therefore, does not materially impact earnings.

Gas sales for the quarter and year-to-date periods were consistent with the comparable periods in 2024.

Revenue
The decrease in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to: (i) the recovery of overall lower fuel and non-fuel costs through the normal operation of regulatory mechanisms; and (ii) lower wholesale electricity sales, discussed above. In addition, lower pricing on wholesale sales in the first quarter of 2025 unfavourably impacted revenue on a year to date basis. The decrease was partially offset by higher transmission revenue.

Earnings
Earnings for the quarter were consistent with the same period in 2024. An increase in transmission revenue was offset by higher costs associated with Rate Base growth not yet reflected in customer rates.

The decrease in earnings, net of foreign exchange, for the year-to-date period was due to lower margin on wholesale sales, reflecting less favourable market conditions, as well as higher costs associated with Rate Base growth not yet reflected in customer rates, partially offset by higher transmission revenue.

5	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

Central Hudson	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2025	2024	FX	Other	2025	2024	FX	Other
Electricity sales (GWh)	1,143	1,170	—	(27)	2,518	2,471	—	47
Gas sales (PJ)	4	4	—	—	13	13	—	—
Revenue	347	303	4	40	820	678	28	114
Earnings	25	5	—	20	90	42	2	46
Sales
The decrease in electricity sales for the quarter was due to lower average consumption by residential, industrial and commercial customers, primarily due to milder weather.

The increase in electricity sales year to date was due to higher average consumption by residential customers in the first quarter of 2025, largely reflecting colder weather.

Gas sales for the quarter and year-to-date periods were consistent with the comparable periods in 2024.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to: (i) the flow-through of higher energy supply costs driven by commodity prices; (ii) Rate Base growth; and (iii) the reset of revenue requirement effective July 1, 2024. The implementation of new customer rates effective July 1, 2024 also included a shift in the timing of revenue, resulting in higher revenue on a year-to-date basis as compared to the first half of 2024.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due primarily to: (i) Rate Base growth; (ii) the rebasing of costs and a higher allowed ROE effective July 1, 2024; and (iii) a $4 million contribution to a customer benefit fund recorded in June 2024. The timing of operating costs in 2025 also contributed to earnings growth, and the shift in the timing of revenue, discussed above, favourably impacted year-to-date earnings in comparison to the first half of 2024.

FortisBC Energy
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2025	2024	Variance	2025	2024	Variance
Gas sales (PJ)	42	43	(1)	123	121	2
Revenue	372	336	36	1,017	897	120
Earnings	46	31	15	202	177	25

Sales
The decrease in gas sales for the quarter was due to lower average consumption by transportation and residential customers, partially offset by higher average consumption by industrial customers.

The increase in gas sales for the year-to-date period was due to higher average consumption by industrial and commercial customers, partially offset by lower average consumption by transportation customers.

Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to: (i) the normal operation of regulatory mechanisms; (ii) Rate Base growth; and (iii) a higher cost of natural gas recovered from customers.

Earnings
The increase in earnings for the quarter and year-to-date periods was due primarily to Rate Base growth, including higher AFUDC associated with the timing of FortisBC Energy's investment in the Eagle Mountain Pipeline project.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

6	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

FortisAlberta
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2025	2024	Variance	2025	2024	Variance
Electricity deliveries (GWh)	4,200	3,930	270	8,797	8,508	289
Revenue	207	204	3	408	401	7
Earnings	41	40	1	78	85	(7)

Deliveries
The increase in electricity deliveries for the quarter and year-to-date periods was due primarily to higher average consumption by industrial customers. Customer additions, as well as higher average consumption by residential customers due to warmer weather in the second quarter of 2025, also contributed to the increase.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue
The increase in revenue for the quarter and year-to-date periods was due to Rate Base growth and customer additions, partially offset by: (i) the expiration of the PBR efficiency carry-over mechanism, as this regulatory incentive was only available through 2024; (ii) favourable non-recurring true-ups recorded in 2024 associated with the finalization of prior period Rate Base balances; and (iii) a reduction in the allowed ROE from 9.28% to 8.97% effective January 1, 2025 due to the automatic adjustment mechanism.

Earnings
The increase in earnings for the quarter was due to the same factors discussed above for revenue, partially offset by the timing of operating costs.

The decrease in earnings year to date was due to the timing of operating costs, as well as the expiration of the PBR efficiency carry-over mechanism, the non-recurring true-ups recorded in 2024, and the lower allowed ROE, discussed above. The decrease was partially offset by Rate Base growth and customer additions.

FortisBC Electric
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2025	2024	Variance	2025	2024	Variance
Electricity sales (GWh)	802	757	45	1,818	1,733	85
Revenue	126	120	6	279	266	13
Earnings	21	20	1	42	40	2

Sales
The increase in electricity sales for the quarter was due primarily to higher average consumption by industrial customers.

The increase in electricity sales year to date was due to higher average consumption by industrial customers, as well as higher average consumption by residential customers in the first quarter of 2025, largely reflecting colder weather.

Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to: (i) higher electricity sales; (ii) higher energy supply costs recovered from customers; and (iii) Rate Base growth. The increase was partially offset by the normal operation of regulatory mechanisms.

Earnings
The increase in earnings for the quarter and year-to-date periods was due primarily to Rate Base growth.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

7	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

Other Electric	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2025	2024	FX	Other	2025	2024	FX	Other
Electricity sales (GWh)	2,339	2,303	—	36	5,504	5,422	—	82
Revenue	447	433	1	13	993	960	9	24
Earnings	46	38	—	8	88	72	1	15

Sales
The increase in electricity sales for the quarter was due to higher average consumption by commercial customers in Eastern Canada.

The increase in electricity sales year to date was due to higher average consumption by residential and commercial customers, as well as customer additions. Higher average consumption for residential customers was largely due to the conversion of home heating systems from oil to electric in Eastern Canada.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to higher electricity sales, Rate Base growth, and the operation of regulatory deferral mechanisms at Newfoundland Power. The increase was partially offset by the flow-through of lower energy supply costs.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due primarily to the timing of earnings at Newfoundland Power, reflecting the timing of approval of regulatory applications and the related cost recovery mechanisms. The increase was also due to higher electricity sales and Rate Base growth.

Corporate and Other	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2025	2024	FX	Other	2025	2024	FX	Other
Electricity sales (GWh)	40	41	—	(1)	87	76	—	11
Revenue	8	8	—	—	17	15	—	2
Net loss	(42)	(46)	7	(3)	(95)	(95)	4	(4)

Sales and Revenue
Electricity sales and revenue for the quarter were largely consistent with the second quarter of 2024. The increase in electricity sales and revenue for the year-to-date period reflected higher hydroelectric production in Belize associated with rainfall levels.

Net Loss
The increase in net loss, excluding foreign exchange, for the quarter was due to the timing of income tax recoveries as well as higher holding company finance costs, partially offset by mark-to-market gains on foreign exchange contracts.

The increase in net loss, excluding foreign exchange, year to date was due to: (i) the timing of income tax recoveries; (ii) higher holding company finance costs; and (iii) an increase in stock-based compensation costs, partially offset by mark-to-market gains on foreign exchange contracts and total return swaps.

The favourable foreign exchange impact for the quarter and year-to-date periods reflects the change in the U.S. dollar-to-Canadian dollar exchange rate since December 31, 2024, and the related revaluation of U.S. dollar denominated liabilities.

NON-U.S. GAAP FINANCIAL MEASURE

Capital Expenditures is a Non-U.S. GAAP Financial Measure and may not be comparable with a similar measure used by other entities. Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated interim statements of cash flows, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. The CIACs received for this Major Capital Project are significant and presentation of Capital Expenditures net of CIACs better aligns with the Rate Base growth associated with this project. Capital Expenditures for 2024 also included Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of the project.

8	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

Non-U.S. GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2025	2024	Variance	2025	2024	Variance
Capital Expenditures
Additions to property, plant and equipment	1,479	1,064	415	2,962	2,135	827
Additions to intangible assets	65	48	17	125	90	35
Adjusting items:
Eagle Mountain Pipeline Project (1)	(109)	—	(109)	(232)	—	(232)
Wataynikaneyap Transmission Power Project (2)	—	14	(14)	—	29	(29)
Capital Expenditures	1,435	1,126	309	2,855	2,254	601

(1)    Represents CIACs received for the Eagle Mountain Pipeline project, included in the FortisBC Energy segment
(2)    Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power project, included in the Other Electric segment. Construction was completed in the second quarter of 2024

REGULATORY MATTERS

ITC
MISO Base ROE: In October 2024, FERC issued an order that revised the base ROE for transmission owners operating in the MISO region, including ITC, from 10.02% to 9.98%, with a maximum ROE inclusive of incentives not to exceed 12.58%. The order also directed the payment of certain refunds, with interest, by December 2025, for the 15-month period from November 2013 through February 2015, and prospectively from September 2016. Certain MISO transmission owners, including ITC, filed a request for rehearing with FERC in November 2024, and filed an appeal of the order with the D.C. Circuit Court in January 2025, with particular focus on the refund period and related interest. In March 2025, FERC addressed the request for rehearing but made no changes to the order. The timing and outcome of the appeal filed with the D.C. Circuit Court are unknown.

Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. Although the timing and outcome of this proceeding are unknown, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

UNS Energy
TEP General Rate Application: In June 2025, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2026 using a December 31, 2024 test year, with post-test year adjustments through June 30, 2025. The application requests an allowed ROE of 10.5%, a common equity component of capital structure of approximately 55%, and Rate Base of US$4.3 billion. The application includes a US$172 million net increase in retail revenue including savings associated with fuel costs. It also proposes to phase-out or eliminate certain adjustor mechanisms, and requests an annual formulaic rate adjustment mechanism consistent with the ACC's approval of a formula rate policy statement in 2024.

UNS Gas General Rate Application: In November 2024, UNS Gas filed a general rate application with the ACC requesting an increase in gas delivery rates effective February 1, 2026. In January 2025, UNS Gas filed supplemental material proposing an annual formulaic rate adjustment mechanism. The outcome of this proceeding is unknown.

Central Hudson
2025 General Rate Application: In August 2024, Central Hudson filed a general rate application with the PSC requesting an increase in electric and gas delivery rates effective July 1, 2025. In May 2025, Central Hudson filed a joint proposal with the PSC, which provides for a three-year rate plan with retroactive application to July 1, 2025, and continuation of a 9.5% allowed ROE and a 48% common equity component of capital structure. An order is expected in the second half of 2025.

Enforcement Proceeding: Following a Show Cause Order issued in 2024, the PSC issued an order in March 2025 to commence an enforcement proceeding in connection with a gas-related explosion that occurred in November 2023. The timing and outcome of this proceeding are unknown.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In March 2025, the BCUC issued a decision on FortisBC's application with respect to the rate framework for 2025 through 2027. The rate framework builds upon the previous multi-year rate plan and includes, amongst other items, updates to depreciation and capitalized overhead rates, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also includes the continuation of deferral mechanisms included in the previous multi-year rate plan.

9	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
FortisAlberta
GCOC Decision: FortisAlberta filed an appeal with respect to the AUC's decision on the 2024 GCOC proceeding based on FortisAlberta's business and regulatory risks associated with REAs located in its service area. In March 2025, the Court of Appeal dismissed the appeal.

Third PBR Term Decision: In 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, and a decision is expected in the first quarter of 2026.

FINANCIAL POSITION

Significant Changes between June 30, 2025 and December 31, 2024

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Accounts receivable and other current assets	(62)	(110)	Primarily due to seasonality of revenues, particularly in Canada and New York.
Other assets	(70)	149	Reflects an increase in long-term payment arrangements with customers at Central Hudson as a result of collection efforts, as well as a planned equity contribution to Wataynikaneyap Power.
Property, plant and equipment, net	(1,783)	1,832	Due to capital expenditures, partially offset by depreciation expense and CIACs.
Short-term borrowings	(4)	269	Reflects the issuance of commercial paper at ITC to finance working capital requirements.
Accounts payable and other current liabilities	(86)	(353)	Primarily due to timing of the declaration of common share dividends.
Deferred income taxes	(179)	132	Due to higher temporary differences associated with ongoing capital investments.
Long-term debt (including current portion)	(1,159)	1,051	Reflects debt issuances, partially offset by debt repayments, as well as higher borrowings under committed credit facilities, in support of the Corporation's Capital Plan.
Shareholders' equity	(1,001)	819	Due primarily to: (i) Common Equity Earnings for the six months ended June 30, 2025, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's credit facilities, the operation of the DRIP, as well as issuances of long-term debt, preference equity, and common shares including any issued through the ATM Program. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.7 billion of the total credit facilities are committed with maturities ranging from 2025 through 2030. Available credit facilities are summarized in the following table.

10	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

Credit Facilities
As at	Regulated Utilities	Corporate and Other	June 30, 2025	December 31, 2024
($ millions)
Total credit facilities (1)	4,277	1,916	6,193	6,342
Credit facilities utilized:
Short-term borrowings	(363)	—	(363)	(98)
Long-term debt (including current portion)	(1,476)	(711)	(2,187)	(2,216)
Letters of credit outstanding	(89)	(22)	(111)	(102)
Credit facilities unutilized	2,349	1,183	3,532	3,926
(1)    See Note 14 in the 2024 Annual Financial Statements for a description of the credit facilities as at December 31, 2024

In April 2025, FortisAlberta increased its operating credit facility from $250 million to $300 million and extended the maturity to April 2030.

In April 2025, the Corporation extended the maturity on its unsecured US$250 million non-revolving term credit facility to May 2026. The facility is repayable at any time without penalty. In May 2025, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2030.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining these capital structures will impact its ability to pay dividends in the foreseeable future.

As at June 30, 2025, consolidated fixed-term debt maturities/repayments are expected to average $1.6 billion annually over the next five years, with a maximum of $2.4 billion due in any one year. Approximately 74% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis re-established the ATM Program pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at June 30, 2025, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have access to long-term capital.

Fortis and its subsidiaries were in compliance with debt covenants as at June 30, 2025 and are expected to remain compliant in 2025.

Cash Flow Summary
Summary of Cash Flows
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2025	2024	Variance	2025	2024	Variance
Cash and cash equivalents, beginning of period	510	569	(59)	220	625	(405)
Cash from (used in):
Operating activities	804	814	(10)	2,017	1,582	435
Investing activities	(1,510)	(1,147)	(363)	(2,935)	(2,286)	(649)
Financing activities	437	319	118	936	623	313
Effect of exchange rate changes on cash and cash equivalents	(20)	6	(26)	(17)	17	(34)
Cash and cash equivalents, end of period	221	561	(340)	221	561	(340)

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

Investing Activities
The increase in cash used in investing activities reflects higher Capital Expenditures, net of CIACs, a planned equity contribution to Wataynikaneyap Power and the higher U.S. dollar-to-Canadian dollar exchange rate. The Corporation's Capital Plan for 2025 is $5.2 billion. See "Capital Plan" on page 14.

11	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 10.

Debt Financing
Significant Long-Term Debt Issuances
Year-to-date June 30, 2025	Month	Interest			Use of Proceeds
($ millions, except as noted)	Issued	Rate (%)	Maturity	Amount
UNS Energy
Unsecured senior notes	February	5.90	2055	US $300	(1) (2) (3)
Central Hudson
Senior notes	April	5.61	2035	US $20	(1) (3)
Senior notes	April	5.81	2040	US $30	(1) (3)
Senior notes	April	6.01	2045	US $20	(1) (3)
Fortis
Unsecured senior notes	March	4.09	2032	600	(1) (3)
(1)    Repay credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes

In July 2025, FortisAlberta issued $200 million of 30-year, 4.76% senior unsecured debentures. Proceeds will be used to repay credit facility borrowings, fund capital expenditures and for general corporate purposes.

In July 2025, Maritime Electric issued $120 million of 30-year, 4.94% first mortgage bonds. Proceeds will be used to repay credit facility borrowings and to fund capital expenditures.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2025	2024	Variance	2025	2024	Variance
Common shares issued:
Cash (1)	9	8	1	34	21	13
Non-cash (2)	119	106	13	234	217	17
Total common shares issued	128	114	14	268	238	30
Number of common shares issued (# millions)	2.0	2.2	(0.2)	4.3	4.6	(0.3)
Common share dividends paid:
Cash	(191)	(184)	(7)	(383)	(363)	(20)
Non-cash (3)	(118)	(107)	(11)	(233)	(218)	(15)
Total common share dividends paid	(309)	(291)	(18)	(616)	(581)	(35)
Dividends paid per common share ($)	0.615	0.590	0.025	1.230	1.180	0.050
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 13, 2025, Fortis declared a dividend of $0.615 per common share which was paid on June 1, 2025, and on July 31, 2025, Fortis declared a dividend of $0.615 per common share payable on September 1, 2025. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

On June 1, 2025, the annual fixed dividend per share for the First Preference Shares, Series H reset from $0.4588 to $1.0458 for the five-year period up to but excluding June 1, 2030. Also on June 1, 2025, 11,298 First Preference Shares, Series H were converted on a one-for-one basis into First Preference Shares, Series I and 248,830 First Preference Shares, Series I were converted on a one-for-one basis into First Preference Shares, Series H.

12	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2024 Annual MD&A, other than issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 11), and new agreements at UNS Electric and TEP as detailed below.

In May 2025, UNS Electric entered into a US$233 million Engineering, Procurement, and Construction Agreement for the development of four gas engine turbines at Black Mountain Generating Station, which are expected to be placed in service in 2028.

Subsequent to the end of the second quarter of 2025, TEP entered into an agreement to serve a data center expected to be located in TEP's service territory. The agreement, requiring potential power demand of approximately 300 MW, is subject to approval by the ACC and other contractual contingencies. The initial phase of the data center is expected to be operational as early as 2027, with a ramp schedule through 2029. TEP currently expects to serve this customer from its existing and planned capacity, including solar and battery storage projects currently in development.

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2024 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	June 30, 2025		December 31, 2024
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	33,589	56.8	33,435	56.4
Preference shares	1,623	2.7	1,623	2.7
Common shareholders' equity and non-controlling interests (2)	23,971	40.5	24,230	40.9
	59,183	100.0	59,288	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, excluding preference shares, and non-controlling interests. Non-controlling interests represented 3.3% as at June 30, 2025 (December 31, 2024 - 3.4%)

Outstanding Share Data
As at July 31, 2025, the Corporation had issued and outstanding 503.6 million common shares and the following first preference shares: 5.0 million Series F; 9.2 million Series G; 7.9 million Series H; 2.1 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

The common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at July 31, 2025, an additional 1.2 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low business risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at June 30, 2025	Rating	Type	Outlook
S&P	A-	Issuer	Negative
	BBB+	Unsecured debt
Fitch	BBB+	Issuer	Stable
	BBB+	Unsecured debt
Morningstar DBRS	A (low)	Issuer	Stable
	A (low)	Unsecured debt	Stable
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In March 2025, Moody's confirmed the Corporation's Baa3 issuer and senior unsecured debt credit ratings and stable outlook.

In May 2025, Fitch assigned first time issuer and senior unsecured debt ratings of BBB+ to the Corporation with a stable outlook.

In May 2025, Morningstar DBRS confirmed the Corporation's A (low) issuer and senior unsecured debt credit ratings and stable outlook.

13	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

Capital Plan
Year-to-date Capital Expenditures of $2.9 billion are consistent with expectations, and the Corporation's annual $5.2 billion Capital Plan is on track.

Capital Expenditures (1)
Year-to-date June 30, 2025	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non-Regulated Corporate and Other
($ millions, except as indicated)	ITC									Total (1)
Total	928	743	209	345	288	77	263	2,853	2	2,855
(1)    See "Non-U.S. GAAP Financial Measure" on page 8
The Corporation's 2025-2029 Capital Plan is $26.0 billion, reflecting an average of $5.2 billion annually. The Capital Plan is low risk and highly executable, with nearly all investments being regulated and only 23% relating to Major Capital Projects. Geographically, 58% of planned expenditures are expected in the U.S., including 29% at ITC, with 38% in Canada and the remaining 4% in the Caribbean.

The Capital Plan reflects an assumed U.S. dollar-to-Canadian dollar exchange rate of 1.30. Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease Capital Expenditures by approximately $600 million over the five-year planning period.

The Capital Plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity is expected to be provided by the Corporation's DRIP, assuming current participation levels. The Corporation's $500 million ATM Program has not been utilized to date and remains available for funding flexibility as required.

Planned capital expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates and other factors. These factors, including new or revised tariffs, could change and cause actual expenditures to differ from forecast. In particular, the Corporation continues to monitor government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions. While it is not possible to predict the impact on the supply chain, business operations or the five-year Capital Plan, the Corporation does not currently expect a material financial impact in 2025.

Major Capital Project Update
UNS Energy
Roadrunner Reserve Battery Storage Project
In July 2025, the Roadrunner Reserve 1 battery storage project at TEP was placed in service. The 200 MW battery energy storage system will facilitate the integration of renewable energy into the electric grid with the capability to store 800 MW hours of energy, enough to serve approximately 42,000 homes for four hours when deployed at full capacity. In April 2025, the ACC approved TEP's application to defer certain costs associated with owning and operating Roadrunner Reserve 1 for future recovery.

IRP Related Generation
TEP has announced that it is planning to convert 793 MW of coal-fired generation at its Springerville Generating Station to natural gas-fired generation with similar capacity by 2030. The conversion supports customer affordability, local communities, and reliability, and will impact planned investments previously included in TEP’s 2023 IRP and the Corporation's five-year Capital Plan, including new natural gas generation. This update is not expected to have a material impact on the current five-year Capital Plan, and Fortis will provide the associated project details with the release of the 2026-2030 Capital Plan later this year.

Additional Investment Opportunities
ITC
The MISO LRTP is expected to consist of several tranches. In December 2024, the MISO board of directors approved a portfolio of tranche 2.1 LRTP projects with estimated transmission costs of approximately US$22 billion. ITC estimates a range of US$3.7 billion to US$4.2 billion in capital expenditures for the MISO tranche 2.1 projects located in Michigan and Minnesota where ROFRs are in effect and for projects requiring system upgrades in Iowa which are not subject to a competitive bidding process.

ITC is also preparing to bid on projects within the tranche 2.1 LRTP portfolio subject to a competitive bidding process. These projects, if awarded to ITC, would be incremental to the estimated range of tranche 2.1 investments discussed above. A majority of the tranche 2.1 investment is expected beyond 2029.

In October 2024, ITC in collaboration with another Midwest U.S. energy company, received MISO approval for the Big Cedar Load Expansion Project in Iowa. The project will consist of two phases and includes transmission upgrades to serve up to 1,600 MW of new data center load at the Big Cedar Industrial Center. The first phase of the project requires transmission upgrades to support 800 MW of new load with a targeted in-service date of 2027, and phase two requires an additional 800 MW with an expected in-service date of 2028. The project requires franchise approvals from the Iowa Utilities Commission prior to construction. The project has a potential investment of up to US$400 million.

14	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
UNS Energy
In addition to the agreement signed subsequent to the end of the second quarter of 2025 to serve a data center (see "Contractual Obligations" on page 13), further negotiations are ongoing with the developer for additional capacity to support a full build at the initial site for a total of 600 MW. The developer has also indicated that additional capacity may be required for 500 MW to 700 MW at a second site. Should discussions progress and an agreement be negotiated, additional generation and transmission investments would be required for these subsequent phases.

TEP is experiencing interest from other potential new large retail customers in the manufacturing, data center, and mining sectors with energy demands that could create substantial new energy needs. TEP continues to work with the potential customers to assess capital requirements and associated timelines.

FortisBC Energy
During 2024, provincial and federal environmental assessment certificates were issued for the Tilbury Marine Jetty project. The construction of the jetty supports further expansion of FortisBC's Tilbury LNG facility, which is uniquely positioned to meet customer demand for LNG. The site is scalable, can accommodate additional storage and liquefaction equipment and is close to international shipping lanes. Once constructed, the jetty would utilize FortisBC Energy's assets at the Tilbury site, including the Tilbury Phase 1B project yet to be constructed, to service marine bunkering.

Other Opportunities
Other opportunities include incremental transmission investment and grid modernization projects at ITC; transmission investments at UNS Energy; regional transmission in New York; further renewable gas and LNG infrastructure opportunities in British Columbia; grid resiliency and climate adaptation investments; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.

GHG Emissions Reduction Targets
Fortis is primarily an energy delivery company with 93% of its assets related to transmission and distribution. This limits the impact of the Corporation's utilities on the environment when compared to more generation-intensive businesses. Fortis has a relatively small amount of fossil-fuel generation in its portfolio and plans to transition to cleaner sources of energy for its customers.

The Corporation has made consistent progress to decarbonize its energy mix and deliver cleaner energy to customers, achieving a 34% reduction in scope 1 GHG emissions through 2024 compared to 2019 levels.

The Corporation's ability to achieve its interim GHG emissions reduction targets of 50% by 2030 and 75% by 2035 is expected to be impacted by factors including significant load growth, customer affordability, the pace of development of clean energy technology as well as federal, state and provincial energy policies. While Fortis remains committed to having a coal-free generation mix by 2032 and to the 2050 net-zero goal, the Corporation expects it will take longer to achieve the interim GHG reduction targets. As energy resource planning advances across the utilities, Fortis will reassess the interim targets and will share the results once complete.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2024 Annual MD&A.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2024 Annual Financial Statements. A new disclosure standard for 2025 is described below.

Income Taxes: The Corporation adopted ASU No. 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. The guidance is to be applied on a prospective basis with the option to apply the standard retrospectively. The updated disclosure will be reflected in the Corporation's annual consolidated financial statements. Fortis does not expect the ASU to materially impact its disclosures.

Future Accounting Pronouncement
Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from those disclosed in the 2024 Annual MD&A.

15	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at June 30, 2025, the carrying value of long-term debt, including the current portion, was $33.3 billion (December 31, 2024 - $33.4 billion) compared to an estimated fair value of $31.4 billion (December 31, 2024 - $31.3 billion).

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from those disclosed in the 2024 Annual MD&A. See Note 13 of the Interim Financial Statements for additional information.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
June 30, 2025	2,815	384	0.76	0.76
March 31, 2025	3,338	499	1.00	1.00
December 31, 2024	2,949	396	0.79	0.79
September 30, 2024	2,771	420	0.85	0.85
June 30, 2024	2,670	331	0.67	0.67
March 31, 2024	3,118	459	0.93	0.93
December 31, 2023	2,885	381	0.78	0.78
September 30, 2023	2,719	394	0.81	0.81

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Earnings for utilities in Canada and New York tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for UNS Energy tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to wholesale sales at UNS Energy; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S. dollar-to-Canadian dollar exchange rate; (vi) for revenue, the flow-through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

June 2025/June 2024
See "Performance at a Glance" on page 2.

March 2025/March 2024
Common Equity Earnings increased by $40 million and basic EPS increased by $0.07 in comparison to the first quarter of 2024. The increase was due to Rate Base growth across the utilities, and higher earnings at Central Hudson due to the rebasing of costs and a higher allowed ROE, as well as a shift in quarterly revenue effective July 1, 2024. The higher U.S. dollar-to-Canadian dollar exchange rate also favourably impacted earnings. The increase was partially offset by: (i) lower earnings at UNS Energy due to lower margin on wholesale sales and higher costs associated with Rate Base growth not yet reflected in customer rates; (ii) lower earnings at FortisAlberta due to the timing of operating costs, the expiration of a regulatory incentive at the end of 2024 and a lower allowed ROE effective January 1, 2025; and (iii) higher holding company finance costs. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

16	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
December 2024/December 2023
Common Equity Earnings increased by $15 million and basic EPS increased by $0.01 in comparison to the fourth quarter of 2023. The increase was driven by Rate Base growth as well as higher earnings at Central Hudson due to the rebasing of costs and a higher allowed ROE, as well as a shift in quarterly revenue effective July 1, 2024. The increase was partially offset by: (i) the recognition of a refund liability at ITC in the fourth quarter of 2024, largely reflecting the prior period impact of the reduction in the MISO base ROE approved by FERC; (ii) lower earnings in Arizona, due primarily to higher operating expenses; (iii) unrealized losses on derivative contracts; and (iv) the $10 million gain on the disposition of Aitken Creek recognized in the fourth quarter of 2023. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

September 2024/September 2023
Common Equity Earnings increased by $26 million and basic EPS increased by $0.04 in comparison to the third quarter of 2023. The increase was driven by: (i) Rate Base growth; and (ii) strong earnings in Arizona, reflecting the conclusion of TEP's general rate application effective September 1, 2023, an increase in the market value of investments that support retirement benefits and higher production tax credits. Unrealized gains on derivative contracts recognized in the third quarter of 2024, and an unfavourable deferred income tax adjustment recognized by ITC in the third quarter of 2023, also contributed to the growth in earnings. The increase was partially offset by the timing of recognition of new cost of capital parameters approved for FortisBC in 2023, which included $26 million associated with the retroactive impact to January 1, 2023, as well as higher holding company finance costs. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2025 and 2024.

As of June 30, 2025, accounts receivable included $27 million due from Belize Electricity (December 31, 2024 - $18 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at June 30, 2025 and December 31, 2024, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2025 and 2024.

OUTLOOK

Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $26.0 billion five-year Capital Plan is expected to increase midyear Rate Base from $39.0 billion in 2024 to $53.0 billion by 2029, translating into a five-year CAGR of 6.5%. Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2029.

Planned capital expenditures are based on forecasted energy demand, labour and material costs, and various macro economic factors. The Corporation continues to monitor government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions. While it is not possible to predict the impact on the supply chain, business operations or the five-year Capital Plan, the Corporation does not currently expect a material financial impact in 2025.

Beyond the five-year Capital Plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy; transmission investments associated with tranches 1, 2.1, and 2.2 of the MISO LRTP as well as regional transmission in New York; grid resiliency and climate adaptation investments; renewable gas and LNG infrastructure in British Columbia; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.

The Corporation's ability to achieve its interim GHG emissions reduction targets of 50% by 2030 and 75% by 2035 is expected to be impacted by factors including significant load growth, customer affordability, the pace of development of clean energy technology as well as federal, state and provincial energy policies. While Fortis remains committed to having a coal-free generation mix by 2032 and to the 2050 net-zero goal, the Corporation expects it will take longer to achieve the interim GHG reduction targets. As energy resource planning advances across the utilities, Fortis will reassess the interim targets and will share the results once complete.

17	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: annual dividend growth guidance through 2029; forecast Capital Expenditures for 2025 and through 2029; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the expected or potential funding sources for operating expenses, interest costs, and capital expenditures; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2025; the expected in-service date of four gas engine turbines at Black Mountain Generating Station; the nature, timing, benefits and impacts of retail load growth opportunities at TEP; the estimated impact of variations in the U.S. dollar-to-Canadian dollar exchange rate on the Capital Plan; expected uses of proceeds from debt financings; expected sources of funding for the Capital Plan, including the sources of common equity proceeds; the expectation that government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions, will not have a material financial impact on the Corporation in 2025; the nature, timing, benefits and impacts of certain Major Capital Projects, including UNS Energy's Roadrunner Battery Storage Project 1, IRP Related Generation, the Tilbury LNG Expansion Project and the Tilbury Phase 1B Project; the nature, timing, benefits and impacts of additional investment opportunities, including ITC's investments associated with tranche 2.1 of the MISO LRTP and the Big Cedar Load Expansion Project, potential new large customers in the manufacturing, data center and mining sectors in Arizona, and the further expansion of FortisBC's Tilbury LNG facility in connection with the construction of the Tilbury Marine Jetty Project; the 2030 and 2035 interim GHG emissions reduction targets; the expectation that factors including significant load growth, customer affordability, the pace of development of clean energy technology as well as federal, state and provincial energy policies will impact the Corporation's ability to achieve its interim GHG emissions reduction targets; the expectation of having a coal-free generation mix by 2032; the 2050 net-zero direct GHG emissions target; the expectation that the Corporation will take longer to achieve its interim GHG reduction targets; the planned reassessment of the Corporation's interim GHG reduction targets and the timing of associated disclosure; the expectation that future accounting pronouncements will not materially impact the Corporation's disclosures; forecast Rate Base and Rate Base growth through 2029; the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2029; and the expected nature and benefits of opportunities to expand and extend the Capital Plan.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's DRIP; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in this MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2025 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which can be exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of July 31, 2025. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

18	FORTIS INC.	June 30, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2024 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2024

2024 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2024

ACC: Arizona Corporation Commission

AFUDC: allowance for funds used during construction

ASU: accounting standards update

ATM Program: at-the-market equity program

AUC: Alberta Utilities Commission

BCUC: British Columbia Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

Board: Board of Directors of the Corporation

CAGR(s): compound annual growth rate of a particular item. CAGR = (EV/BV)(1/n)-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) n is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. Also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project in 2024. See "Non-U.S. GAAP Financial Measure" on page 8

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2024) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIACs: contributions in aid of construction

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

Court of Appeal: Court of Appeal of Alberta

D.C. Circuit Court: U.S. Court of Appeals for the District of Columbia Circuit

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fitch: Fitch Ratings, Inc.

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC: FortisBC Energy and FortisBC Electric

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2025

Interim MD&A: the Corporation's management discussion and analysis for the three and six months ended June 30, 2025

IRP: integrated resource plan

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more in the forecast/planning period

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MW: megawatt

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

Morningstar DBRS: DBRS Limited

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Interim Management Discussion and Analysis
Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measure: financial measure that does not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

REA: Rural Electrification Association

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric and UNS Gas

UNS Electric: UNS Electric, Inc.

UNS Gas: UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

20	FORTIS INC.	June 30, 2025 QUARTER REPORT